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Timothy Pool

Journalist, Technologist, Traveler, Video Producer

New York, New York · 491 connections · **Contact info**

Timcast

None

About

Tim Pool is a journalist whose unique style of interactive broadcast journalism exists at the intersection of social and mainstream media. His live coverage has been featured by outlets such as NBC, Reuters, MSNBC, and Al Jazeera English. Reporting from major events around the wc ... see more

Experience

Founder, Host, Editor, Shooter, Everything

Timcast

Dec 2010 – Present · 8 yrs 8 mos
New York city

Producing a daily video series on news and travel.

Co-Founder

Taggly

Mar 2014 – Present · 5 yrs 5 mos
Greater New York City Area

Making social media production simple, cost effective, and efficient.

Our first feature is simple branding and tagging of photos and video. The app allows anyone with one touch to take a photo with any combination of text, time, date, location, a... See more



Tagg.ly: One Touch Branding for Your...

Director of media innovation / Senior Correspondent

Fusion

Sep 2014 – Aug 2016 · 2 yrs
New York

Developing new technology and methodology in media.
Hosting news content and producing documentaries.

Live News Producer, Host

VICE Media, Inc.

Jun 2013 – Aug 2014 · 1 yr 3 mos
Brooklyn

Developing new technology and methodology in breaking news.
Creating infrastructure for Live and Breaking news around the world.
Hosting news content and producing documentaries.

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Education

None

this is empty on purpose, I have no institutional education

Licenses & Certifications

Pilgrim's Conflict and First Aid
Pilgrims Group

Skills & Endorsements

New Media · 35

Patrick Dalton and 34 connections have given endorsements for this skill

Blogging · 29

Endorsed by **Kit O'Connell, who is highly skilled at this**

Social Media · 22

Endorsed by **Kit O'Connell and 6 others who are highly skilled at this**

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Recommendations

Received (3)   Given (1)

Jessica Mello
Associate Creative Director at BRAINTRUST Marketing
June 2, 2016, Jessica and Timothy were students together

Tim has always placed himself at the heartbeat of whatever is happening. From Occupy Wall Street to protests in Russia, he's fearless and just wants to broadcast the truth. He's innovated the idea of immersion journalism, he's developed the livestreaming process that has paved the way for co... **See more**

Kit O'Connell
Gonzo journalist
February 2, 2013, Kit worked with Timothy but at different companies

Tim's class on livestreaming and modern journalism during our 2012 SXSW free events was one of the highlights of the week. His ideas on the nature of reporting and activism still influence me a year later.

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